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SECURITI[...]ON

11015028

Securities and Exchange Commission
RECEIVED

JAN 5 2011

Branch of Registrations
and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott-Macon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey M. Tepper (212) 755-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

pls 2/10

OATH OR AFFIRMATION

I, Jeffrey M. Tepper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott-Macon Securities, Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Donna M. Scutaro

Notary Public

DONNA M. SCUTARO
Notary Public, State of New York
No. 01SC6064780
Qualified in Kings County
Commission Expires 10/11/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 1 5c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
- [ ] (o) Independent Auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

CONTENTS

September 30, 2010

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

1956 - 2006 50 Years Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Scott-Macon Securities, Inc.:

We have audited the accompanying statement of financial condition of Scott-Macon Securities, Inc. (the "Company") (a wholly owned subsidiary of Scott-Macon, Ltd.) as of September 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, except for the matter discussed in the following paragraph, the financial statement referred to above presents fairly, in all material respects, the financial position of Scott-Macon Securities, Inc. as of September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

The Company is currently under a financial/operational examination by the Financial Industry Regulatory Authority ("FINRA"), as explained in Note 5. The Company is appealing the examination findings. The final outcome of this appeal cannot be determined at this time.

This statement of financial condition is intended solely for the information and use of the board of directors, stockholder, and management of Scott-Macon Securities, Inc. and Scott-Macon, Ltd. and the filing with the National Association of Securities Dealers, Inc. and should not be used for any other purposes.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
December 22, 2010

STATEMENT OF FINANCIAL CONDITION

September 30, 2010

Assets

Cash	$ 9,833
Due from Parent Company	56,549
Other assets	6,779
Total assets	$ 73,161

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$ 3,600
Stockholder's equity:	
Capital stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	14,999
Retained earnings	54,561
Total stockholder's equity	69,561
Total liabilities and stockholder's equity	$ 73,161

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

Business Activities

Scott-Macon Securities, Inc. (the "Company") is a wholly owned subsidiary of Scott-Macon, Ltd. (the "Parent") and is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company's activities primarily consist of arranging the private placement of various types of securities and other consulting services. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities and claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

Income Taxes

The Company files a consolidated tax return with its Parent, under a tax sharing agreement. The Company reimburses its Parent for certain franchise taxes.

FASB ASC 740-10 which is effective for annual financial statements beginning after December 15, 2008, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company adopted FASB ASC 740-10 as of October 1, 2009. As of September 30, 2010, the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statement.

The Company's income tax returns for years 2006 through 2009 are subject to examination by federal, state and local income tax authorities. The Parent company's 2008 consolidated federal income tax return is currently under examination; however, the Company does not believe the results will have any significant impact on its financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

2. Transactions With Parent Company

The financial statement is not necessarily indicative of the conditions that would have existed, or the results of operations that would have occurred, had the Company been an unaffiliated company.

The Company reimbursed its Parent for shared administrative expenses including rent, utilities, etc. in the amount of $128,766 for 2010.

The Company is due $56,549 from its Parent as of September 30, 2010.

3. Net Capital

SEC rule 15c3-1 requires broker-dealers to maintain certain minimum net capital amounts and also requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Pursuant to rule 15c3-1, the minimum net capital is the greater of $5,000 or the aggregate indebtedness divided by 15. Since the aggregate indebtedness is $3,600 as of September 30, 2010 the minimum net capital is $5,000. The net capital, as computed under rule 15c3-1, is $6,233 as of September 30, 2010. The Company's ratio of aggregate indebtedness to net capital was .578 to 1 as of September 30, 2010.

4. Subsequent Events

The Company has evaluated its subsequent events through December 22, 2010, the date that the accompanying financial statement was available to be issued. See Note 5.

5. Contingency

On November 5, 2010 FINRA completed a financial/operations examination of the Company and issued its report. According to the report, the Company was in violation of SEC Rule 17a-11(c)(3), the requirement that net capital be 120% or higher of the required minimum capital of $5,000. FINRA's position is that the Company's net capital is below this threshold because the Company is netting its tax liability against the receivable from its Parent Company, Scott-Macon, Ltd. Since this receivable is a non-allowable asset, the balance of the receivable should be higher, which reduces net capital. The Company is appealing this finding with FINRA and the SEC and is awaiting final determination.